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FOR IMMEDIATE RELEASE

     For Investor Inquiries:                 For Press Inquiries:
     Greg Smith                              Mike Grandchamp
     Digital River                           Digital River
     612-253-1234                            612-253-1234
     bstrawma@digitalriver.com               mgrandch@digitalriver.com


               DIGITAL RIVER ACQUIRES BOTH MAAGNUM INTERNET GROUP
                        AND PUBLIC SOFTWARE LIBRARY LTD.

                       New Acquisitions Will Increase Client
               Base to Include Premier Shareware Software Publishers


MINNEAPOLIS, APRIL 16, 1999 -- Digital River (Nasdaq: DRIV), the market leader in electronic software delivery (ESD), today announced the acquisition of two e-commerce providers, Maagnum Internet Group and Public Software Library Ltd.
(PSL). The acquisitions expand Digital River's client base to include an additional 2,500 clients who are publishers of shareware, a new market for Digital River. Both Maagnum and PSL possess shareware transaction processing capabilities that offer an enabling technology for consumers to purchase software after a free download.


MAAGNUM ACQUISITION

     "The acquisition of Maagnum enables us to enhance our business model by adding more than 500 shareware publishers to our client base," said Joel Ronning, CEO and founder of Digital River. "The shareware market is growing rapidly and is important to Digital River. Shareware is a proving ground for many successful software developers. And, shareware applications are targeted at one of the most savvy Internet audiences. We believe we can add substantial value for Maagnum's software publisher clients. Additionally, we can offer our clients Maagnum's Digibuy-SM- service that allows publishers of digital content to independently set-up, maintain and run their own online stores."



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     The DigiBuy service offering will remain an automated system that efficiently handles the development of e-commerce sites for publishers. Other Maagnum clients will have the option of obtaining Digital River's expanded services, including ESD, Web store hosting, 24/7 customer service, marketing, merchandising and enhanced reporting.

     "We look forward to bringing additional value to our existing shareware clients and providing Digital River with a unique technology that allows clients to automatically develop, bring up, monitor and maintain their own stores," said Cyrus Maaghul, founder of Maagnum and now a Digital River vice president. "We are providing Digital River with additional services it can offer publishers, allowing the company to expand its leadership position in the ESD marketplace."

     Digital River acquired Maagnum Internet Group (WWW.MAAGNUM.COM) for $2.5 million in cash and 116,650 shares of Digital River common stock valued at approximately $5.2 million at the time of closing. In addition, the principals of Maagnum will have the opportunity to receive up to 512,000 additional shares of common stock based on performance over the next two years.


PSL ACQUISITION


     Through the acquisition of Public Software Library (WWW.PSLWEB.COM), Digital River will provide commerce services to over 2,000 shareware authors which publish over 20,000 freeware and shareware titles.


     "This partnership will be a strong benefit for our publisher clients," said Nelson Ford, Founder of PSL. "We welcome the opportunity to bring Digital River's infrastructure and technology to our shareware authors."


     "PSL has a unique blend of shareware and freeware clients that offer products for business and the home," said Ronning. "The shareware market is an excellent complement to our business and leverages off our existing infrastructure. We look forward to serving the PSL client base."


      Digital River acquired PSL for 161,842 shares of Digital River common stock which were valued at $6.5 million at the time of closing.


     Maagnum and PSL had combined revenues of approximately $7 million in 1998.



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ABOUT DIGITAL RIVER


     Digital River, Inc., (Nasdaq: DRIV), based in Minneapolis, offers the world's largest online database of software products. The company provides more than 2,500 software publishers and online retailers with its proprietary technology for Internet delivery of more than 100,000 digital products, which includes 30,000 software applications. For more information, visit Digital River's Web site at http://www.digitalriver.com.



* Except for the historical information contained herein, this press release contains forward-looking statements, including statements containing the words, "believes," "anticipates," "expects" and similar words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the Company's limited operating history and variability of operating results; market acceptance of electronic software delivery; the Company's ability to maintain relationships with software publishers and online retailers; competition in the electronic commerce market; and other risk factors referenced in the Company's public filings with the Securities and Exchange Commission.



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